GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 MAR -5 AM 8:21

02015640

31 January 2002

The United States Securities and Exchange Commission
Branch of Document Control
Room 3094 (3-6)
450 5th Street
North West
Stop 1-4
Washington DC 20549
USA

Exemption File 82-1042

SUPPL

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Dear Sirs,

For your information I enclose copies of announcements released to the London Stock Exchange today.

Yours faithfully,

S. DeRitter

pp **David Pavey**

Enc.

dlw 3/5

For Immediate Release **30 January 2002**

GKN plc

UK MoD approves development of new Lynx helicopter for British Army

The UK Ministry of Defence today announced the award of a £20 million contract to AgustaWestland, a GKN and Finmeccanica joint venture, to develop the latest version of the Lynx helicopter.

The contract is for the Assessment Phase for the UK's Battlefield Light Utility Helicopter (BLUH). AgustaWestland's "Future Lynx" has been selected for this phase of the programme.

In its announcement today, the MoD stated : "An MoD study has shown that the Future Lynx has the best potential to meet the Army's requirement to replace its current battlefield Lynx. But further development work is needed before the final decision is made at the end of next year.

"A full order for replacement aircraft would be worth up to £1 billion for Westland, sustaining around 500 jobs at the company's Yeovil plant."

The "Future Lynx" - a development of the Lynx currently in service with the British Army – incorporates improved airframe, new engines and modern avionics.

Enquiries to: GKN Corporate Communications
Tel: 020 7463 2354